Exhibit 4.9

AMENDMENT TO HIBERNIA CORPORATION

2003 LONG-TERM INCENTIVE COMPENSATION PLAN

THIS AMENDMENT (the "Amendment") to the Hibernia Corporation 2003 Long-Term Incentive Compensation Plan (the "Plan") is made as of the 22nd day of September 2004.

RECITALS

WHEREAS, Hibernia Corporation, a corporation organized and existing under the laws of the State of Louisiana (the "Company"), maintains the Hibernia Corporation 2003 Long-Term Incentive Compensation Plan, which Plan was first approved by the shareholders of the Company on April 23, 2003; and

WHEREAS, the Plan provides that the Board of Directors may amend or terminate the Plan at any time without the approval of the Company’s shareholders, but only to the extent that shareholder approval is not required under applicable Federal or state law, regulation or stock exchange rules; and

WHEREAS, in accordance with the authority granted to the Board of Directors of the Company, the Board (or a committee thereof) has determined that the Plan should be amended to provide that in the event a Participant is terminated for Cause as defined in subparagraphs (a), (b), (c) or (d) of Section 2.3 of the Plan, vested Options shall be forfeited and in the event a Participant is terminated for Cause, the Company may seek the return of economic value as described in Section 11.6 of the Plan without regard to whether the Participant engages in competition with the Company; and

WHEREAS, the Company has been advised that such amendments do not require shareholder approval under applicable Federal or state law, regulation or stock exchange rules; and

WHEREAS, on September 21, 2004, the Board of Directors approved an amendment to the Plan to provide for the amendments described above.

NOW, THEREFORE, in consideration of the premises set forth above, and effective as of the date first above written, the Plan shall be and hereby is amended as follows:

PLAN AMENDMENT

1.          The second paragraph of Section 6.4 of the Plan is hereby amended by deleting the current paragraph and inserting in lieu thereof the following:

If a Participant’s severance of employment is on account of any other reason, including Cause, all unvested Options shall be forfeited and cancelled, without the requirement of additional notice or the payment of compensation. In addition, if a Participant’s severance of employment is on account of Cause as defined in subparagraphs (a), (b), (c) or (d) of Section 2.3 hereof, all vested Options shall be forfeited and cancelled, without the requirement of additional notice or the payment of compensation. To the extent that vested Options are not forfeited and cancelled in accordance with the preceding sentence, the vested portion of such Options, determined as of the date of such severance, shall remain exercisable until the earlier of (a) 90 days after the date of such Participant’s severance, or (b) the original expiration date of the grant.

2.            Section 11.6 of the Plan is hereby amended by deleting the current paragraph and inserting in lieu thereof the following:

11.6       The Committee, in its sole discretion, may require that a Participant return to the Company all or a portion of the Economic Value of any Affected Incentive, provided (i) the employment of such Participant is terminated for Cause as defined in Section 2.3 hereof or (ii) within 18 months after his or her voluntary termination of employment, such Participant accepts employment with a competitor of, or otherwise engages in competition with, the Company or an Affiliate. For this purpose:

(a) The term “Affected Incentive” shall mean any Common Stock, whether or not then subject to a restriction on transfer, or cash that is attributable, directly or indirectly, to the vesting, distribution, exercise or other disposition of any Incentive granted or awarded to such Participant hereunder at any time; provided, however, that the term shall include only such Common Stock or cash vested, realized, or otherwise transferred or distributed (i) during the 12-month period prior to such Participant’s termination of employment, or at any time thereafter, if such termination is on account of Cause as defined in subparagraphs (a), (b), (c) or (d) of Section 2.3 hereof, or (ii) during the six-month period prior to such Participant’s termination of employment, or at any time thereafter, if such termination is on account of Cause as defined in subparagraphs (e) or (f) of Section 2.3 hereof or if such Participant’s termination is voluntary and such Participant engages in competition or accepts employment as described above.

(b) The term “Economic Value” shall mean the product of (i) the difference between the Fair Market Value of a share of Common Stock determined on the earlier of the date on which the Committee elects to enforce this Section 11.6 or the date on which securities constituting an Affected Incentive were sold by the Participant in the open market and the per share purchase price or exercise price, if any, paid by the Participant to the Company with respect to any such Affected Incentive, multiplied by (b) the number of Affected Incentives determined by the Committee.

3.         The amendments provided for herein shall apply to Incentives granted on or after the effective date of this Amendment.

4.           On and after the date hereof, each reference in the Plan to "this Plan," "hereunder," "herein" or words of like import shall mean and be a reference to the Plan as amended hereby.

IN WITNESS WHEREOF, the Board of Directors has caused this Amendment to be executed as of the month, day and year first above written.

HIBERNIA CORPORATION

By:	/s/ J. Herbert Boydstun
J. Herbert Boydstun
President and Chief Executive Officer